Simpson Thacher & Bartlett llp
425 Lexington Avenue New York, NY 10017-3954 (212) 455-2000
Facsimile (212) 455-2502
Direct Dial Number (212) 455-2812	E-Mail Address RFenyes@STBLAW.COM

Confidential Treatment Requested by Bentley Systems, Incorporated

Under 17 C.F.R. § 200.83

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER “[***]”

August 27, 2020

VIA EDGAR

Re:	Bentley Systems, Incorporated Registration Statement on Form S-1

File No. 333-248246

Kathleen Collins

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Bentley Systems, Incorporated (the “Company”) we hereby submit to the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) the following supplemental information in order to facilitate the Staff’s review of the above-referenced registration statement on Form S-1 filed on August 21, 2020 (the “S-1”), relating to the initial public offering of common stock (the “Offering” or “IPO”) by the Company.

We advise the Staff that the Company currently believes that the low end of the price range for shares of common stock will not be lower than $[***] per share and that the high end of the range will not be higher than $[***] per share. The Company expects to include a bona fide estimated price range, as required by item 501(b)(3) of Regulation S-K, in an amendment to the S-1 to be filed prior to the commencement of the roadshow. The Company and the underwriters are currently preparing to begin the IPO road show on or about September 9, 2020.

The Company advises the Staff that it is contemplating a pre-IPO dividend to existing stockholders of up to $1.50 per share. The decision as to whether to pay such dividend has not yet been made by the Board of Directors, but if the Company does determine to proceed with such dividend, it expects that it will reduce the expected price range on a dollar-for-dollar basis.

Securities and Exchange Commission	August 27, 2020

On behalf of the Company, we are also providing the following supplemental information with respect to differences in the valuations used at the time of grants of certain equity awards granted over the past 12 months and the assumed mid-point of the price range per share in the Offering.

As an initial matter, we note that the price range does not take into account any discount for the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction. As is typical for initial public offerings, the price range was not derived using a formal determination of fair value, but was determined as a result of discussions among representatives of the Company and its lead underwriters, including considerations of quantitative factors and non-quantitative factors, such as the valuations of recently completed public offerings and the trading multiples and valuations of other public peer companies, and recent market conditions.

Valuation Procedures

Given the absence of a public trading market for the Company’s shares and in accordance with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, the Company’s Board of Directors (the “Board”) has exercised reasonable judgment and considered numerous objective and subjective factors, as described in the S-1, to determine the best estimate of the fair value of the Company’s shares at each grant date, including the history and nature of the business, the Company’s operating and financial performance and forecast, the general economic outlook (such as economic growth, inflation, unemployment, the interest rate environment and global economic trends), the likelihood of achieving a liquidity event, such as an IPO, listing, or sale of the Company, and any adjustment necessary to recognize a lack of marketability for the Company’s common stock. The Company utilized both the income approach, which relies on a discounted cash flow analysis, and the market approach, which measures the value of a company through correlation to comparable companies and transactions, to determine the business enterprise value. The Company engages an independent third-party valuation expert for contemporaneous independent valuations. These estimates of fair value were used for financial reporting purposes in compliance with Accounting Standards Codification Topic 718 - Stock Compensation (“ASC 718”).

Stock Purchase Transaction, June 2020

In accordance with the Company’s Class B Common Stock Purchase Agreement, as disclosed in Note 13 (Common Stock) on page F-68 of the S-1, a strategic investor acquired 4,574,567 shares of Class B Common Stock from selling shareholders in an arm’s-length transaction and at the prevailing fair market value of $15.48, which was adopted by the Company’s board effective April 20, 2020 under consideration of the foregoing inputs. The transaction closed on June 18, 2020.

Securities and Exchange Commission	August 27, 2020

Stock-based Awards

During the twelve months ended June 30, 2020, the Company granted the following equity awards:

(a)	17,411 shares of Class B Common Stock (comprised of 10,951 shares granted in March 2020 and 6,460 shares granted in May 2020, fully vested),
(b)	12,454 shares of restricted stock (comprised of 9,224 shares granted in March 2020 and 3,230 shares granted in May 2020, time-based vesting), and
(c)	10,000 stock options (granted in May 2020, time-based vesting).

Grant details, including vesting conditions are described in Note 15 (Equity Awards and Instruments) on page F-70 and F-71 of the S-1. The Board determined that the fair values of the underlying shares of common stock of the March 2020 and May 2020 awards were $10.84 and $15.48, respectively. With respect to the March 2020 grants, the Board considered all relevant information available to it, including the Company’s 2019 financial results, the latest Company forecasts and market conditions. With respect to the May 2020 grants, the Board considered all relevant information available to it, including the most recent valuation report from its third-party independent valuation firm as of April 20, 2020. These awards have no significant impact on the Company’s consolidated results of operations.

After June 30, 2020, the Company granted stock-based awards on three separate dates: July 10, July 13 and July 21, 2020. The stock-based award activity is described in the table below:

Grant Date	Award Type	Shares Awarded	Fair Value at Grant
July 10, 2020	Restricted stock and restricted stock units, performance-based	179,188	$15.48
July 10, 2020	Restricted stock and restricted stock units, time-based	179,188	$15.48
July 10, 2020	Restricted stock and restricted stock units, IPO and time-based	994,912	$15.48
July 13, 2020	Restricted stock, time-based	10,000	$15.48
July 21, 2020	Restricted stock, performance-based	6,136	$15.48
July 21, 2020	Restricted stock and restricted stock units, time-based	1,020,472	$15.48

Grant details including vesting conditions as well as the Company’s estimated stock-based compensation expense associated with these awards are described in Note 23 (Subsequent Events) on page F-79 and F-80 of the S-1. The Board determined that the fair value of the underlying shares of common stock of the July 2020 awards was $15.48. The Board considered all relevant information available to it, including the most recent valuation report from its third-party independent valuation firm as of April 20, 2020 as well as the Stock Purchase Transaction for 4,574,567 shares of Class B Common Stock, which closed on June 18, 2020.

Securities and Exchange Commission	August 27, 2020

Summary

The increase from the grant-date fair value of the stock-based awards granted in July 2020 to the estimated IPO price range was driven primarily by the improvement in the performance and prospects of the Company’s industry, which has resulted in higher share prices of the Company’s public company peers – the share prices of Ansys Inc. (NASDAQ: ANSS), Nemetschek (XTRA:NEM), Aspen Technologies, Inc. (NASDAQ: AZPN), Dassault Systems SE (EPA: DSY), PTC Inc. (NASDAQ: PTC), AVEVA Group plc (LSE: AVV), Autodesk (NASDAQ: ADSK) increased by 7.4% on average from July 10, 2020 through August 21, 2020, and a higher valuation of the Company, which has experienced improved results since the valuations upon which the Company’s most recent equity-based grants were made. The Company also believes that the elimination of the illiquidity discount, which was estimated at 12.5% in the April 20, 2020 valuation, positively impact the value of the Company’s common stock. We note that applying the increased share prices of the Company’s peers and the illiquidity discount to the $15.48 share price would suggest a valuation of $[***], consistent with the $[***] mid-point of the price range described above.

Given the considerations outlined above, the Company believes that the difference between the estimated fair value of its ordinary shares, as used for the purpose of calculating stock-based compensation in accordance with the requirements of ASC 718 for stock awards granted over the past twelve months, and the midpoint of the Preliminary Price Range is reasonable.

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Please do not hesitate to call me at (212) 455-2812 with any questions or further comments you may have regarding this filing or if you wish to discuss the foregoing.

Very truly yours,

/s/ Richard Fenyes
Richard Fenyes

cc:	Securities and Exchange Commission
David Edgar
Jan Woo
Jeffrey Kauten

Bentley Systems, Incorporated
Gregory S. Bentley
David J. Hollister David R. Shaman

Goodwin Procter LLP
Richard A. Kline
Sarah B. Axtell